Filed Pursuant to Rule 433 under the Securities Act
Registration Statement No. 333-249702
Issuer Free Writing Prospectus dated October 18, 2021
CUSIP #: 63743HEY4

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Medium-Term Notes, Series D
With Maturities of Nine Months or More from Date of Issue

Fixed Rate Notes

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Ratings*:	A2 / A- / A (Moody’s / S&P / Fitch)

Principal Amount:	$400,000,000

Security Type:	Senior Unsecured

Interest Rate:	1.000%

Issue Price:	99.909% of Principal Amount

Trade Date:	October 18, 2021

Original Issue Date:	October 25, 2021 (T+5)

Maturity Date:	October 18, 2024

Benchmark Treasury:	0.625% due October 15, 2024

Benchmark Treasury Yield:	0.731%

Spread to Benchmark Treasury:	+30 basis points

Yield to Maturity:	1.031%

Interest Payment Dates:	Each April 18 and October 18, and the maturity date, commencing April 18, 2022

Optional Redemption:
The issuer may redeem the notes at any time in whole or in part, at a “make-whole” redemption price equal to the greater of (1) 100% of the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest (other than accrued interest) on the notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 5 basis points for the notes plus in each case of (1) and (2) above, accrued interest to, but excluding, the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations for that redemption date, or (B) if we obtain fewer than four Reference Treasury Dealer Quotations, the average of all the Reference Treasury Dealer Quotations obtained.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with the issuer.

“Reference Treasury Dealer” means (1) each of RBC Capital Markets, LLC and Scotia Capital (USA) Inc., or their respective affiliates or successors; provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in the United States, the issuer will appoint another primary U.S. Government securities dealer as a substitute, (2) one primary U.S. Government securities dealer selected by each of PNC Capital Markets LLC and U.S. Bancorp Investments, Inc. and (3) any other primary U.S. Government securities dealers selected by the issuer.

“Reference Treasury Dealer Quotations” means, for each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date notice is provided to each holder of the notes being redeemed.

“Treasury Rate” means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

Payment at Maturity:	The payment at maturity will be 100% of the Principal Amount plus accrued and unpaid interest, if any.

Basis:	As Principal

Agents:	RBC Capital Markets, LLC
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.
MUFG Securities Americas Inc.
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
Regions Securities LLC
Truist Securities, Inc.

Form of Note: (Book-Entry or Certificated)	Book-Entry

Denominations:	$2,000 x $1,000

Other Terms:	None
* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

Concurrently with this offering, we are also offering $350,000,000 aggregate principal amount of floating rate Medium-Term Notes, Series D (the “floating rate notes”), pursuant to a separate pricing supplement. Although we expect that the sales of the floating rate notes and the fixed rate notes offered hereby will take place concurrently, the sales are not conditioned upon each other, and we may consummate the sale of one issue and not the other, or consummate the sales at different times.

It is expected that delivery of the fixed rate notes will be made against payment therefor on or about October 25, 2021 which is the fifth trading day following the date hereof (such settlement cycle being referred to as T+5). Purchasers of fixed rate notes should note that the ability to settle secondary market trades of the fixed rate notes effected on the date of pricing or the next two succeeding business days may be affected by the T+5 settlement. Accordingly, purchasers who wish to trade the fixed rate notes on the date of pricing or the next two succeeding business days will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own legal advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829, PNC Capital Markets LLC toll-free at 1-855-881-0697, Scotia Capital (USA) Inc. by calling toll-free at 1-800-372-3930 or U.S. Bancorp Investments Inc. by calling toll-free at 1-877-558-2607.